UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 19, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gmp buys the BBVA Tower at Castellana 81

BBVA buys the Foresta Business Park from Gmp, where it will develop its new
Corporate Center in Madrid

Ø In 2010 the Bank will start moving its 6,500 staff in Madrid to the new
Corporate Center

Ø The Gmp real estate group strengthens its property portfolio in downtown
Madrid with four buildings located at Castellana 81, Alcalá 16, Goya 14 and
Hortaleza-Vía de los Poblados

Ø The Bank will retain the exclusive right to display its signs on the
Castellana 81 Tower for 20 years, and will keep its branches in this building and in Goya 14 and Alcalá 16

Ø With this acquisition, Gmp consolidates a portfolio with over 363,482 m2 of offices in operation in Madrid

Ø BBVA obtains gross capital gains of approximately €300m with the sale of four buildings in Madrid

Ø The new BBVA Corporate Center will be located on the A-I, one of the newly developed areas in the city of Madrid, 2 km from Plaza Castilla and easily accessible by public transport and by road

Ø The BBVA Corporate Center, which will extend over some 100,000 square meters and include several buildings, breaks with the closed campus concept and with the skyscraper model

Ø BBVA will achieve annual savings of 32% in its current real estate operating expenses in Madrid after investing over €700m in a project which offers high property liquidity

Under an agreement signed today by BBVA and Gmp, the Bank will purchase the
Foresta Business Park, located in a newly developed area in the north of where it will build a new Corporate Center for its 6,500 staff in Madrid as of
2010, which will result in considerable cost savings (32% a year) and a significant improvement in work spaces. In turn, the real estate firm Gmp will buy some of the Group's main buildings in Madrid, including the BBVA Tower at
Castellana 81, which will nevertheless retain the BBVA signs and a branch office. With this operation, Gmp strengthens and diversifies its property portfolio with new and distinctive buildings in the center of the capital.

This operation, which is awaiting various administrative authorizations and formalities, represents a significant change with regard to the current situation of BBVA in Madrid. The Bank's 6,500 employees in Madrid are currently dispersed in more than 10 buildings but will start the move to the new
Center in 2010.

BBVA: a bespoke project offering high property liquidity

The project meets the conditions set out by the Bank when it considered the various options available. The new BBVA Corporate Center on the A-1, which will extend over some 100,000 m2 and include several buildings, is easily accessible by public transport and by road in a completely developed area, 2 km from Plaza
Castilla and a few minutes from the center of the city and the airport.

It is also based on a horizontal and flexible approach which represents a departure from the closed campus concept and the skyscraper model. Unlike the current situation and other proposals available on the market, this provides total property liquidity, meaning that each of the buildings on the Park may be sold or rented out separately.

Under the agreement signed with Gmp, BBVA will purchase the plot that was originally intended for the well-known Foresta Business Park, which is under construction. Once it has been purchased, the Bank will define its own bespoke project on the land, although it may make use of the buildings being erected.
Richard Ellis and Lovells have given professional advice to BBVA on the entire operation, including the location of the building land and the due diligence process.

The total investment expected for the project will exceed €700m, including the purchase of the Business Park in its present state, the definition of a new bespoke project for BBVA, and the construction and fitting of the Center's buildings.

With this project, the Bank will clearly improve its efficiency and productivity, since the existence of more than 10 buildings represented a considerable cost in terms of staff commuting time, not to mention the greater difficulty and inconvenience in their day-to-day work.

The project will also result in significant cost savings in real estate in
Madrid. Without factoring in the current cost in staff commuting time, the project represents annual savings of 32% in property operating expenses.

In short, with this change BBVA will put an end to the dispersion of its staff in more than 10 buildings with a solution that will be convenient for the employees, efficient for the Bank and flexible from the real estate offering total liquidity.

Gmp has signed an agreement to purchase four distinctive buildings from the at Castellana 81, Alcalá 16, Goya 14 and Hortaleza-Vía de los Poblados. At
Castellana 81, BBVA will keep the exclusive right to display its signs on the top of the Tower for 20 years. And the branch offices in this building and in
Goya and Alcalá will continue to serve the Bank's customers.

The sale of these four buildings will provide BBVA with capital gains before taxes of around €300m.

Gmp Sociedad de Inversiones Inmobiliarias: growth strategy

The operation, which means the acquisition of 108,807 m2, fits the Gmp Group's strategy, aimed at buying outstanding assets in prime locations where it can offer its tenants infrastructures equipped with quality services. Aguirre
Newman, Clifford Chance and Nmás1 have given professional advice to Gmp on carrying out this operation.

With this purchase, Gmp strengthens its position in the office market in especially in the prime area and in the Recoletos-Castellana district. In the group owns 363,482 m2 of office space in the capital, of which more than half (197,885 m2) are located in Madrid's downtown and business district.

Gmp already has an extensive portfolio of buildings in operation at Génova 27
(ING's current headquarters), Luchana 23, Hermosilla 3 (where Garrigues have their central office) and 11, next to Plaza de Colón, and Orense 34, very near
Paseo de la Castellana, among others. In the north of Madrid, it owns two
Business Centers, "Parque Norte" facing the M-30, where Sun Microsystems, and Ferrovial have their headquarters, and "Castellana Norte" in the Las Tablas district, which houses the central offices of Vodafone.

The BBVA Tower at Paseo de la Castellana 81 is a true landmark and one of the most representative buildings in Madrid. With a height of over 100 meters, this building designed by the architect Javier Sáenz de Oiza has a total surface of 49,701 m2 distributed over 30 floors. It is located in the heart of the
Madrid business district and in a major shopping area easily accessible by public transport.

Founded in 1979, the Gmp real estate group is one of the leading property companies in Spain. The group focuses mainly on investment, development and management of real estate assets, with special emphasis on offices and business parks. At present, Gmp owns over 392,000 m2 in offices in operation in Madrid,
Valencia and Barcelona.

More information:
        BBVA Corporate Communication                      Gmp Press Contact:
 +34 91 3744014
KETCHUM/S.E.I.S.- +34 91 788 32 00

Isabel Luque/Víctor Acero

Isabel.luque@ketchum.com

Victor.acero@ketchum.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 06/19/2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA